SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934


                        For the month of: February 2004

                       Commission File Number: 000-28882

                            World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                      N/A
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                (Translation of registrant's name into English)

                                    Ontario
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                         (Jurisdiction of organization)

                    1 Laser Street, Ottawa, Ontario K2E 7V1
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                    (Address of principal executive offices)

                 Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F  X    Form 40-F
                                       ---             ---



Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes       No  X
                                        ----     ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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This Form 6-K consists of the following:

1. Press release of World Heart Corporation dated February 17, 2004, announcing the sale of 20 Novacor(R) LVAS systems to the Heart and Diabetes Center in Bad Oeynhausen, Germany, the largest user of ventricular assist devices (VADs) in the world and a recognized leader in the use of leading edge technologies in the treatment of heart disease.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3 and Registration Statement No. 333-111512 on Form F-3.

News Release

For Immediate Release

        World Heart Corporation Receives Largest Order in its History -
     The Heart and Diabetes Center in Bad Oeynhausen, Germany orders twenty
                             Novacor(R) LVAS Systems

OAKLAND, CA - February 17, 2004 (OTCBB: WHTOF, TSX: WHT) - World Heart Corporation (WorldHeart or the Company) based in Ottawa, Ontario and Oakland, California today announced the sale of 20 Novacor(R) LVAS systems to the Heart and Diabetes Center in Bad Oeynhausen, Germany. The Bad Oeynhausen Center is the largest user of ventricular assist devices (VADs) in the world and a recognized leader in the use of leading edge technologies in the treatment of heart disease.

Dr. Aly El-Banayosy, Department for Thorax and Heart Surgery at the Heart and Diabetes Center said "Our center uses about 70 VADs annually in the treatment of our patients. We have implanted more than 100 Novacor LVAS systems over the past 10 years and have experienced a perfect record of reliability. Since the introduction of the ePTFE inflow conduit, we have also had excellent results in freedom from stroke. This year we expect to substantially increase the share of our total VAD requirements that will be met by the Novacor LVAS."

So far this sale is the largest single order for Novacor LVAS systems by a center. The sale equals more than one-third of the total sales in Europe last year and comes after the sale of eight units to the same center in December 2003.

"We are very pleased with the long-term relationship with Bad Oeynhausen, and particularly with this continued expression of confidence in our Novacor LVAS. This center has a depth of experience with alternative choices for heart assist devices and its decision to increase the use of Novacor LVAS is a significant step in development of Novacor's position in this therapy," commented Mr. Roderick M. Bryden, President and CEO of WorldHeart.

About Novacor(R) LVAS Novacor LVAS is an implanted electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. With implants in more than 1,500 patients, no deaths have been attributed to device failure, and some recipients have lived with their original pumps for as long as four years - statistics unmatched by any other implanted electromechanical circulatory support device on the market. Novacor LVAS is commercially approved as a bridge to transplantation in the U.S. and Canada. In the United States, the Food and Drug Administration (FDA) is currently reviewing WorldHeart's Pre-market Approval Supplement submission to expand the current indication for Novacor LVAS to include implants in end-stage heart failure patients who have relative contraindications that may resolve with LVAS support.

As previously announced, subject to approval by the FDA, WorldHeart intends to conduct a Pivotal Trial - RELIANT (Randomized Evaluation of the Novacor LVAS in a Non-Transplant


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Population) - in up to 40 centers in the United States, in which Novacor LVAS is compared to Heartmate(R) XVE LVAS in use as Destination Therapy for patients suffering from irreversible left ventricular failure who are not transplant candidates.

In Europe, the Novacor LVAS has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

About WorldHeart Corporation
----------------------------
World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS is well established in the marketplace and its next-generation technology is a fully implantable assist device intended for long-term support of patients with end-stage heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third-party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission.

For more information, please contact:
Mark Goudie
VP Finance and CFO
World Heart Corporation
613-226-4278
www.worldheart.com



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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             World Heart Corporation


         Date:  February 18, 2004            By:      /s/ Mark Goudie
                                                 -----------------------------
                                                 Name:  Mark Goudie
                                                 Title: Chief Financial Officer